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                  February 10, 2021

       Mark Nielsen
       Chief Legal Officer
       Frontier Communications Corporation
       401 Merritt 7
       Norwalk, CT 06851

                                                        Re: Frontier
Communications Corporation
                                                            Registration
Statement on Form T-3
                                                            Filed February 3,
2021
                                                            File No. 022-29091

       Dear Mr. Nielsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Technology
       cc:                                              Tim Cruickshank